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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING -`

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	September 24, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

DENNY’S CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

203 East Main Street

Address of Principal Executive Office (Street and Number)

Spartanburg, South Carolina 29319

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (01-19)		Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Denny’s Corporation (the “Company”) has experienced delays in completing its Quarterly Report on Form 10-Q for the quarter ended September 24, 2025 (the “Form 10-Q), within the prescribed time period. As reported in a Current Report on Form 8-K filed with the SEC on November 4, 2025, on November 3, 2025, the Company entered into an Agreement and Plan of Merger (the “Proposed Merger”), made by and among Sparkle Topco Corp., a Delaware corporation; Sparkle Acquisition Corp., a Delaware corporation and a wholly owned, indirect subsidiary of Parent; and the Company. The Company requires additional time to gather information, and prepare, analyze and review certain information and complete its review of its financial statements and other disclosures in the Form 10-Q, including relating to the presentation of financial information during the period covered by the Form 10-Q and other disclosures in the Form 10-Q, which could not be completed by the date required without incurring unreasonable effort and expense. The Company anticipates filing the Form 10-Q as soon as practicable and no later than five calendar days following the prescribed due date, in accordance with Rule 12b-25 of the Securities and Exchange Act of 1934, as amended.

Special Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties, including statements regarding the Company’s expectation that it will timely file the Form 10-Q by the extended filing date pursuant to Rule 12b-25. Forward looking statements are based on current expectations, but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including but not limited to risks and uncertainties related to the completion of matters necessary to permit the filing of the Form 10-Q. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

(Attach extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert P. Verostek	(864)	597-8000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Company restaurant sales increased $4.7 million, or 8.9%, for the quarter ended September 24, 2025 and $10.3 million, or 6.4%, year-to-date compared to the prior year periods.

Total costs of company restaurant sales as a percentage of company restaurant sales were 87.4% for the quarter ended September 24, 2025 and 89.9% year-to-date compared to 88.8% and 89.4% for the prior year periods, respectively.

Franchise and license revenue decreased $3.2 million, or 5.4%, for the quarter ended September 24, 2025 and $5.4 million, or 3.0%, year-to-date compared to the prior year periods.

Costs of franchise and license revenue decreased $2.2 million, or 7.6%, for the quarter ended September 24, 2025 and $5.4 million, or 6.0%, year-to-date compared to the prior year periods.

Operating income was $10.4 million for the quarter ended September 24, 2025 and $24.2 million year-to-date compared to $11.7 million and $30.9 million, respectively, for the prior year periods.

Net income was $0.6 million for the quarter ended September 24, 2025 and $3.4 million year-to-date compared to $6.5 million and $14.8 million for the prior year periods, respectively.

DENNY’S CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 4, 2025	By	/s/ Robert P. Verostek
Robert P. Verostek
Executive Vice President and Chief Financial Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).